UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Bonnie Biumi, currently Executive Vice President and Chief Financial Officer of NCL Corporation Ltd., has resigned from this position to join Kerzner International as its Executive Vice President and Chief Financial Officer. Ms. Biumi is expected to remain with us through early October 2007 and continues to assist us in facilitating the close of the previously announced equity investment by Apollo Management, LP. We are currently in the process of conducting an executive search in order to identify a replacement for Ms. Biumi’s position.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007	NCL Corporation Ltd. (Registrant)
	By:	/s/ David Colin Sinclair Veitch
David Colin Sinclair Veitch
President and Chief Executive Officer

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